UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File Number: 0-24342

REG TECHNOLOGIES INC.
(Translation of registrant's name into English)

1103-11871 Horseshoe Way, Richmond, BC V7A 5H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Form 52-109F1 CEO Certification for the period ended April 30, 2006

99.2	Form 52-109F1 CFO Certification for the period ended April 30, 2006

99.3	Form 52-109F1 CEO Certification for the period ended April 30, 2006 - REVISED

99.4	Form 52-109F1 CFO Certification for the period ended April 30, 2006 - REVISED

99.5	Unaudited Financial Statements for the preiod ended July 31, 2005

99.6	Form 52-109F1 CEO Certification for the period ended January 31, 2006

99.7	Form 52-109F1 CEO Certification for the period ended October 31, 2005

99.8	Form 52-109F1 CEO Certification for the preiod ended July 31, 2005

99.9	Form 52-109F1 CFO Certification for the period ended January 31, 2006

99.10	Form 52-109F1 CFO Certification for the period ended October 31, 2005

99.11	Form 52-109F1 CFO Certification for the preiod ended July 31, 2005

99.12	News Release dated February 14, 2006

99.13	Information Circular-Sept 2006

99.14	Interim Consolidation Financial Statements for the period ended January 31, 2006

99.15	News Release dated January 24, 2006

99.16	News Release dated January 25, 2006

99.17	News Release dated July 5, 2005

99.18	News Release dated June 20, 2006

99.19	News Release dated March 28, 2006

99.20	News Release dated May 1, 2006

99.21	Management Discussion and Analysis for the period ended April 30, 2006

99.22	REVISED Management Discussion and Analysis for the period ended April 30, 2006

99.23	News Release dated November 30, 2005

99.24	News Release dated Oct 27, 2005

99.25	Interim Consolidation Financial Statements for the Period ended October 31, 2005

99.26	News Release dated October 24, 2005

99.27	Form of Proxy 2006

99.28	Notice of 2006 AGM

99.29	Management Discussion and Analysis for the period ended July 31, 2005

99.30	Management Discussion and Analysis for the period ended October 31, 2005

99.31	Management Discussion and Analysis for the period ended January 31, 2006

99.32	2006 Supplemental Return Card

99.33	News Release dated September 15, 2005

99.34	News Release dated September 28, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REG TECHNOLOGIES INC.
(Registrant)

Date: October 2, 2006	By:	/s/ John Robertson

John Robertson
	Title:	President